SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 5)

Under the Securities Exchange Act of 1934*

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)
Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84130C100

(CUSIP Number)

Rodney L. Moore
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
214-746-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84130C100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TW Southcross Aggregator LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,406 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,406 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,406 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN - limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of TW Southcross Aggregator LP to SHB, TW Southcross Aggregator LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TW/LM GP Sub, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,406 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,406 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,406 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of TW/LM GP Sub, LLC to SHB, TW/LM GP Sub, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tailwater Energy Fund I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,406 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,406 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,406 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN – limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of Tailwater Energy Fund I LP to SHB, Tailwater Energy Fund I LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TW GP EF-I, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,406 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,406 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,406 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN – limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of TW GP EF-I, LP to SHB, TW GP EF-I, LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TW GP EF-I GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,406 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,406 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,406 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of TW GP EF-I GP, LLC to SHB, TW GP EF-I GP, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TW GP Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,406 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,406 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,406 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
00 – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of TW GP Holdings, LLC to SHB, TW GP Holdings, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tailwater Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,406 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,406 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,406 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN – limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of Tailwater Holdings, LP to SHB, Tailwater Holdings, LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tailwater Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,406 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,406 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,406 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of Tailwater Capital LLC to SHB, Tailwater Capital LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jason H. Downie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,406 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,406 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,406 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of Jason H. Downie to SHB, Mr. Downie may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edward Herring

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,068,406 (1) (2) (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,068,406 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,068,406 (1) (2) (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.56% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,958,990 Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) equivalent to 279,303 Class B Convertible Units and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

(3) As a result of the relationship of Edward Herring to SHB, Mr. Herring may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units, the Unpaid Class B PIK Rights and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus the Unpaid Class B PIK Rights acquired by SHB on February 14, 2016.

This Amendment No. 5 amends and supplements the Schedule 13D first filed August 14, 2014 (the “Original Schedule 13D” and, as amended by that certain Amendment No. 1 filed on December 8, 2014, that certain Amendment No. 2 filed on May 15, 2015, that certain Amendment No. 3 filed on February 17, 2016, that certain Amendment No. 4 filed on April 6, 2016, and this Amendment No. 5, this “Schedule 13D”), to reflect, among other things, the effects of the Plan (as described in item 3 of this Schedule 13D) which include the addition of Southcross Aggregator (as defined in Item 2 of this Schedule 13D) as a Filing Party and BBTS Aggregator (as defined in Item 3 of this Schedule 13D) ceasing to be a Filing Party.  This Amendment No 5 is being filed jointly by the Filing Parties with respect to the Common Units, Class B Convertible Units, Unpaid Class B PIK Rights and Subordinated Units of SXE (as hereinafter defined).  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D, as previously amended.

Item 1.	Security and Issuer.

Item 1 of the Original Schedule 13D (as previously amended) is hereby amended and restated in its entirety as follows:

This Schedule 13D (“Schedule 13D”) relates to the common units representing limited partner interests (“Common Units”), Class B convertible units representing limited partner interests (“Class B Convertible Units”), Unpaid Class B PIK Rights (as defined below) and subordinated units representing limited partner interests (“Subordinated Units”) of Southcross Energy Partners, L.P.  The name of the Issuer is Southcross Energy Partners, L.P. (“SXE” or the “Issuer”) and the address of the principal executive offices of SXE is 1717 Main Street, Suite 5200, Dallas, Texas 75201.

Southcross Holdings Borrower LP (“SHB”) owns of record 6,616,400 Common Units, all 15,958,990 Class B Convertible Units and 12,213,713 Subordinated Units that are outstanding and Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.  SHB is an indirect, wholly owned subsidiary of Southcross Holdings LP (“Holdings”).  Holdings, through its indirect ownership of SHB, controls the activities of SHB.  Southcross Holdings GP LLC (“Holdings GP”) is the general partner of Holdings and in such capacity, controls the activities of Holdings.  Holdings GP is managed by a board of directors (the “Holdings GP Board”) who have the power and authority to manage and control the business and affairs of Holdings GP, including its control of the activities of Holdings.

Southcross Aggregator (as hereinafter defined) owns 33.33% of Holdings and 33.33% of Holdings GP.  As a result of the relationship of Southcross Aggregator to Holdings and Holdings GP, and the relationship of the Filing Parties among themselves, as described in Item 2 and Item 5 of this Schedule 13D, each of the Filing Parties may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Units, Class B Convertible Units and Subordinated Units held of record by SHB.

The Class B Convertible Units (including any Class B Convertible Units related to the Unpaid Class B PIK Rights) will be converted into Common Units on a one-for-one basis on the Class B Conversion Date (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein).  The Subordinated Units shall be converted into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). The Class B Convertible Units and Subordinated Units reported in this Schedule 13D were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, and therefore such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the “Act”).

SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (Class B Convertible Units issued as payment-in-kind distribution on outstanding Class B Convertible Units, “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D (as previously amended) is hereby amended and restated in its entirety as follows:

(a)  through (c)

This Schedule 13D is filed jointly by the following parties (collectively, the “Filing Parties”):

•	TW Southcross Aggregator LP, a Delaware limited partnership (“Southcross Aggregator”);

•	TW/LM GP Sub, LLC, a Texas limited liability company and the general partner of Southcross Aggregator (“Sub GP”);

•	Tailwater Energy Fund I LP, a Delaware Limited partnership which is the sole member of Sub GP (“Fund I”);

•	TW GP EF-I, LP, a Delaware limited partnership and the general partner of Fund I (“TWGP”);

•	TW GP EF-I GP, LLC, a Texas limited liability company and the general partner of TWGP (“TWGP2”);

•	Tailwater Capital LLC, a Texas limited liability company and the sole member of TWGP2 (“Tailwater”);

•	Tailwater Holdings, LP, a Delaware limited partnership (“TW Holdings”);

•	TW GP Holdings, LLC, a Delaware limited liability company (“TW Holdings GP”);

•	Jason H. Downie, an individual and a United States citizen (“Downie”); and

•	Edward Herring, an individual and a United States citizen (“Herring”).

The principal business of each of the Filing Parties is as follows:

(1) Southcross Aggregator owns 33.33% of Holdings and 33.33% of Holdings GP and does not engage in any other business activity.

(2) Sub GP is the general partner of Southcross Aggregator and in such capacity controls the activities of Southcross Aggregator.  Sub GP also serves as the direct or indirect general partner of certain other limited partnerships in which Fund I holds a limited partnership interest.

(3) Fund I owns 100% of Sub GP and holds limited partnership interest in limited partnerships through which its investments are held and does not engage in any other business activity.

(4) TWGP is the general partner of Fund I and in such capacity controls the activities of Fund I, and also serves as the general partner of certain other limited partnerships through which Fund I’s investments are held and does not engage in any other business activity.

(5) TWGP2 is the general partner of TWGP and in such capacity controls the activities of TWGP and does not engage in any other business activity.

(6) Tailwater is the sole member of TWGP2 and in such capacity controls the activities of TWGP2.  Tailwater is a private investment firm whose principal business is acquiring, holding and disposing of debt and equity securities, recapitalizations and other investment activities.

(7) TW Holdings owns a majority of the membership interests of Tailwater and in such capacity controls the activities of Tailwater.

(8) TW Holdings GP is the general partner of TW Holdings and in such capacity controls the activities of TW Holdings.

(9) Downie and Herring are the sole members of TW Holdings GP and in such capacity control the activities of TW Holdings GP.  Downie and Herring are also members of Tailwater.

The address of the principal office of each Filing Party is 300 Crescent Court, Suite 200, Dallas, TX  75201.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers of the Filing Parties (collectively, the “Covered Persons”) required by Item 2 of Schedule 13D is provided on Appendix 1 and is incorporated by reference herein.

(d)           During the past five years, no Filing Party and no Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, no Filing Party and no Covered Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            All of the Covered Persons who are natural persons are United States citizens.

The Filing Parties have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is hereby incorporated by reference) pursuant to which the Filing Parties have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  Information with respect to each Filing Party is given solely by such Filing Party, and no Filing Party assumes responsibility for the accuracy or completeness of the information furnished by another Filing Party.

EIG BBTS Holdings, LLC (“EIG”), which owns 33.33% of Holdings and 33.33% of Holdings GP, has filed a separate Schedule 13D with respect to the securities to which this Schedule 13D relates.  As a result of the relationship between EIG and the Filing Parties among themselves, each of such parties may be members of a group under Rule 13d-5(b) with respect to the Common Units reported as beneficially owned by the Filing Parties in this Schedule 13D, although the Filing Parties do not affirm that, notwithstanding that such a group may have initially existed as of the closing of such transactions giving rise to the acquisition of beneficial ownership of such Common Units and the termination contemplated by the Plan (as defined in Item 3 below), such group is deemed to continue from and after such closing.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D (as previously amended) is hereby amended and restated in its entirety as follows:

On August 4, 2014, SXE closed its previously reported transactions pursuant to that certain Contribution Agreement, dated June 11, 2014, among SXE, Southcross Energy GP LLC, a subsidiary of SXE (“SXE Energy GP”), and TexStar Midstream Services, LP (“TexStar”), a wholly-owned subsidiary of BBTS Borrower LP (“BBTS-B”) (the “Drop-Down Contribution Agreement”) pursuant to which SXE acquired TexStar’s rich gas system (the “Rich Gas System”) through TexStar’s contribution to SXE Energy GP of TexStar’s equity interest in the entities that own the Rich Gas System (the “Drop-Down Contribution”).  Pursuant to the Drop-Down Contribution Agreement, in exchange for the Drop-Down Contribution, SXE (a) paid TexStar cash and (b) issued to TexStar 14,633,000 Class B Convertible Units.  The Drop-Down Contribution and actions occurring in connection therewith are described in the Current Report on 8-K of SXE dated August 4, 2014, as filed with the Securities and Exchange Commission.

Immediately following the Drop-Down Contribution, on August 4, 2014, Southcross Energy LLC (“SELLC”), which held 100% of Southcross Energy Partners GP, LLC, the general partner of SXE (“SXE GP”) and 1,863,713 Common Units, 12,213,713 Subordinated Units and 229,716 Series A preferred units of SXE, closed its previously announced transaction to combine with TexStar pursuant to that certain Contribution Agreement, dated June 11, 2014 (the “Primary Contribution Agreement”), among BBTS-B, SELLC and Holdings.  Prior to the consummation of such transactions, SELLC elected to convert all of its Series A preferred units into 252,687 Common Units.   Pursuant to the Primary Contribution Agreement, (i) BBTS-B contributed (through Holdings) to SHB, a wholly owned subsidiary of Holdings, (a) 100% of the outstanding limited partnership interest in TexStar and (b) 100% of the outstanding limited liability company interest in TexStar Midstream GP, LLC, the sole general partner of TexStar, and (ii) SELLC contributed (through Holdings) to SHB, (a) 2,116,400 Common Units, (b) 12,213,713 Subordinated Units and (c) 100% of the interest in SXE GP (the “Combination Transaction”). TexStar then distributed to SHB the Class B Convertible Units acquired by it in the Drop-Down Contribution.  In connection with the Combination Transaction, SELLC and BBTS-B each received equity interests in Holdings and its general partner, Holdings GP, each of which was then owned 29.6% by SELLC and 70.4% by BBTS-B.  On December 5, 2014, BBTS-B distributed (the “BBTS Distribution”) its approximately 69.5% interest in Holdings and its approximately 70.4% interest in Holdings GP (together, the “BBTS Interest”) to BBTS Guarantor LP (“Guarantor LP”), Guarantor LP distributed the BBTS Interest to BlackBrush TexStar LP (“BlackBrush”), and BlackBrush distributed (i) 51.14% of the BBTS Interest to EIG, which resulted in EIG becoming a limited partner of Holdings and a member of Holdings GP and directly owning approximately 35.5% of Holdings and approximately 36% of Holdings GP and (ii) 48.86% of the BBTS Interest to TW BBTS Aggregator LP (“BBTS Aggregator”), which resulted in BBTS Aggregator becoming a limited partner of Holdings and a member of Holdings GP and directly owning approximately 34% of Holdings and approximately 34.4% of Holdings GP.

On May 7, 2015, as partial consideration for certain assets assigned by Holdings and certain of its subsidiaries to the Issuer (the “Additional Drop Down Transaction”), the Issuer issued an additional 4,500,000 Common Units to SHB.

On November 5, 2014, February 9, 2015, May, 8, 2015, August 10, 2015 and November 9, 2015 SHB received 256,078; 260,558; 265,118; 269,758 and 274,478, respectively (for a total of 1,325,990), Class B PIK Units from the Issuer as distributions on the Class B Convertible Units pursuant to the terms of the Partnership Agreement.  SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of Class B PIK Units in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled to Unpaid Class B PIK Rights (as defined above).  Therefore, on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.  On the Class B Conversion Date (as defined in the Partnership Agreement), all Class B Convertible Units (including any Class B Convertible Units related to the Unpaid Class B PIK Rights) and Class B PIK Units will automatically convert into Common Units on a one for one basis and participate in cash distributions pari passu with all other Common Units.

On March 21, 2016, Holdings, Holdings GP and certain of their affiliates (collectively, “Debtors”) filed a joint prepackaged plan of reorganization pursuant to Chapter 11 of the United States Code (the “Plan”) in the United States Bankruptcy Court for the Southern District of Texas.  Pursuant to that certain Restructuring Support and Lock-Up Agreement, dated March 21, 2016, by and among Debtors, BBTS Aggregator and the other parties thereto (the “RSA”), BBTS Aggregator agreed to provide to Holdings an aggregate of $85 million in the form of cash and debtor-in-possession financing in exchange for the right to receive 33.33% of the new equity interests in each of Holdings GP and Holdings (the “Reorganized Holdings Equity”) following Debtors emergence from bankruptcy.  BBTS Aggregator (i) funded a total of $42.5 million in debtor-in-possession financing to Holdings (“DIP Financing”), and (ii) contributed to Southcross Aggregator (a) its right pursuant to the Plan and RSA to receive that portion of the Reorganized Holdings Equity to be delivered in satisfaction of claims related to the DIP Financing and (b) its right and obligation to fund an additional $42.5 million to Holdings in exchange for the remaining portion of the Reorganized Holdings Equity (the “Aggregator Assignment”).  On April 13, 2016 (the “Plan Effective Date”), the existing equity interests in Holdings GP and Holdings were extinguished and Southcross Aggregator contributed $42.5 million cash to Holdings and received 33.33% of the outstanding equity interests in each of Holdings GP and Holdings.  The cash contributed by Southcross Aggregator to Holdings consisted of cash contributed to Southcross Aggregator as capital contributions, including the cash contributed by BBTS Aggregator.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D (as previously amended) is hereby amended and restated in its entirety as follows:

The information set forth in or incorporated into Item 3 is incorporated by reference herein.

SHB acquired Common Units, Class B Convertible Units and Subordinated Units as part of the consideration for SXE to acquire TexStar’s Rich Gas System through the Drop-Down Contribution as described in Item 3 of this Schedule 13D and to establish a structure for ownership and control of the Common Units, Class B Convertible Units and Subordinated Units by Holdings, as a new holding company of SXE, and its general partner Holdings GP, both of which are owned by Southcross Aggregator, EIG and the Lenders (as defined in Item 4(g) below).  SHB acquired an additional 4,500,000 Common Units as part of the Additional Drop Down Transaction, as well as an additional 1,325,990 Class B PIK Units and Class B PIK Rights equivalent to 279,303 Class B Convertible Units, as described in Item 3 of this Schedule 13D.  As a result of the relationship of Southcross Aggregator to Holdings and Holdings GP and the relationship of the Filing Parties among themselves, as described in Item 2 and Item 5 of this Schedule 13D, each of the Filing Parties may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Units, Class B Convertible Units and Subordinated Units held of record by SHB.

Until the Class B Conversion Date (as defined in the Partnership Agreement), the Partnership Agreement provides for quarterly distributions on the outstanding Class B Convertible Units, which are payable in Class B PIK Units pursuant to calculations in the Partnership Agreement.  On the Class B Conversion Date, all Class B Convertible Units (including any Class B Convertible Units related to the Unpaid Class B PIK Rights) and Class B PIK Units will automatically convert into Common Units on a one for one basis and participate in cash distributions pari passu with all other Common Units.

As described in the third and fourth to last paragraphs in Item 6 to this Schedule 13D, which paragraphs are incorporated by reference herein. Issuer will issue to Holdings between 13,352,808 and 8,029,729 Common Units, depending on the weighted daily average price of a Common Unit, pursuant to the Equity Cure Agreement.

The Filing Parties intend to review their holdings in Issuer on a continuing basis and, as part of this ongoing review, evaluate various alternatives that are or may become available with respect to the securities of the Issuer. The Filing Parties may from time to time and at any time, in their sole discretion, acquire additional equity or debt securities or other instruments of Issuer or dispose of such equity or debt securities or other instruments, in any amount that the Filing Parties may determine in their sole discretion, through open market transactions, privately negotiated transactions, or otherwise.  In undertaking any of the aforementioned actions, the Filing Parties may act together or independently of one another.

The Filing Parties also may engage, acting independently or together, in discussions with the management, board of directors or conflicts committee, or other committees of Issuer, other direct and indirect holders of the securities of Issuer, and other relevant parties.  Such discussions may concern, among other things, potential business combinations, sales and strategic alternatives, restructuring transactions, effectuating and participating in a “going private” transaction, or exploring other strategic transactions involving the Issuer.  Such discussion may also concern the business, operations, governance, management, strategy, and future plans of the Issuer.  Depending on various factors, including, without limitation, the outcome of discussions of the sort referenced above, other investment opportunities available to the Filing Parties, conditions in the securities markets, and generally prevailing economic and industry conditions, the Filing Parties may in the future take such actions, acting independently or together, with respect to their respective investments in Issuer as the Filing Parties deem appropriate.

Except as set forth above, the Filing Parties have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(f) and (h) – (i) of Item 4 of Schedule 13D.

(g)  In connection with the Drop-Down Contribution, the Second Amended and Restated Agreement of Limited Partnership of SXE, dated April 12, 2013, was amended and restated as the Third Amended and Restated Agreement of Limited Partnership of SXE, dated August 4, 2014 to authorize the Class B Convertible Units and establish the rights, powers and preferences of the Class B Convertible Units.

On the Plan Effective Date, EIG, Southcross Aggregator and those certain term loan lenders (the “Lenders”) under that certain credit agreement, dated August 4, 2014 (the “Holdings Credit Agreement”), as amended by that certain temporary limited waiver and first amendment to the Holdings Credit Agreement dated January 13, 2016, by and among the lenders party thereto, certain affiliates of Holdings, and the other parties thereto, entered into that certain Third Amended and Restated Limited Liability Company Agreement of Holdings GP dated April 13, 2016 (the “Holdings GP Agreement”) and that certain Third Amended and Restated Agreement of Limited Partnership of Holdings LP dated April 13, 2016 (the “Holdings LP Agreement”).  Pursuant to the Plan, EIG and Southcross Aggregator each own 33.33% of each of Holdings GP and Holdings, respectively, and the Lenders own 33.34% of each of Holdings GP and Holdings.  Pursuant to the Holdings GP Agreement and the Holdings LP Agreement, Southcross Aggregator has the right to designate two directors to the Holdings GP Board and two directors to the SXE Board (one of whom must be an Independent Director).  The Partnership Agreement, the Holdings GP Agreement and the Holdings LP Agreement (collectively, the “Company Agreements”) govern the voting and disposition of Common Units held by SHB.

(j) The Filing Persons have no current plans or proposals similar to other actions required to be disclosed other than as described in Item 3 and the above disclosure in this Item 4 of this Schedule 13D, which are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D (as previously amended) is hereby amended and restated in its entirety as follows:

Items 5(a) – (b) are amended and restated in their entirety as follows:

SHB owns of record 6,616,400 Common Units and all 15,958,990 Class B Convertible Units and 12,213,713 Subordinated Units that are outstanding.  SHB is owned 100% by Southcross Holdings Guarantor LP (“Guarantor”) and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC (“SHB GP”), which is owned 100% by Guarantor.  Guarantor is owned 100% by Holdings and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned 100% by Holdings.

As described in Item 3 to this Schedule 13D, SHB was entitled to receive from the Issuer a Class B Quarterly Distribution of Class B PIK Units in accordance with the terms of the Partnership Agreement.  However, the Issuer did not timely make such Class B Quarterly Distribution and as a result on February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.

As described in Item 6 to this Schedule 13D, Issuer will issue to Holdings between 13,352,808 and 8,029,729 Common Units, depending on the weighted daily average price of a Common Unit, pursuant to the Equity Cure Agreement.

Other than as described in Items 3, 4 and 6, which are incorporated by reference herein, and in this Item 5 of this Schedule 13D, there have been no reportable transactions in the Common Units, Class B Convertible Units or Subordinated Units that were effected in the last 60 days by the Filing Parties.

As a result of the relationship of Southcross Aggregator to Holdings and Holdings GP and the relationship of the Filing Parties among themselves as described in Item 2 of this Schedule 13D, each Filing Party may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Units, Class B Convertible Units (including the Unpaid Class B PIK Rights) and Subordinated Units held of record by SHB, which (taking into account in the Unpaid Class B PIK Rights and giving effect to the conversion of such Class B Convertible Units and Subordinated Units as described in Item 1 of this Schedule 13D) constitutes approximately 61.56% of the Common Units (based on 28,512,465 Common Units, 15,958,990 Class B Convertible Units, Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of April 8, 2016, as reported in SXE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015).

(c)  There have been no reportable transactions in the Common Units, Class B Convertible Units or Subordinated Units that were effected in the last 60 days by the Filing Parties, except as described in Item 3 and Item 4 of this Schedule 13D, which are incorporated by reference herein.
The remainder of Item 5 is amended and restated in its entirety as follows:

(d)  To the knowledge of the Filing Parties, no other person other than the Filing Parties, EIG, and the Lenders, and their respective direct or indirect affiliates (through their respective ownership interests in Holdings and Holdings GP), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units, Class B Convertible Units or Subordinated Units.

(e)  Other than BBTS Aggregator, which ceased to beneficially own any securities of the Issuer as a result of the extinguishment of the equity in Holdings and Holdings GP held by BBTS Aggregator on the Plan Effective Date and the Aggregator Assignment as described in Item 3 of this Schedule 13D, no other Filing Parties have ceased to be the beneficial owner of more than five percent of Common Units, Class B Convertible Units or Subordinated Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D (as previously amended) is hereby amended and restated in its entirety as follows:

The information set forth in or incorporated into Items 3 and 4 is incorporated by reference herein.

Under the Partnership Agreement, the Class B Convertible Units and Class B PIK Units will vote together with the Common Units as a single class and will vote as a separate class on any change to the Partnership Agreement that would adversely affect the Class B Convertible Units or Class B PIK Units.  As promptly as reasonably practicable following receipt of a request from any Holder (as defined in the Partnership Agreement), SXE shall file a registration statement providing for the resale of the Registrable Securities (as defined and provided for in the Partnership Agreement). The Partnership Agreement also contains various provisions regarding the Common Units, Class B Convertible Units and Subordinated Units regarding voting, distributions, transfers, the allocation of profits and losses and various other matters.

Holdings, through its indirect ownership of SHB, controls the activities of SHB.  Holdings GP, as the general partner of Holdings, controls the activities of Holdings.  Pursuant to the Holdings GP Agreement, Holdings GP is managed by a board of directors (the “Holdings GP Board”).  Pursuant to the provisions in the Holdings GP Agreement, so long as (i) Southcross Aggregator is a Designating Party (as that term is defined in the Holdings GP Agreement), Southcross Aggregator has the right to designate two (2) directors to the Holdings GP Board, (ii) EIG is a Designating Party, EIG has the right to designate two (2) directors to the Holdings GP Board, and (iii) the Lenders are a Designating Party, the Lender Majority (as defined in the Holdings GP Agreement) has the right to designate two (2) directors to the Holdings GP Board; and each such Person (as defined in the Holdings GP Agreement) shall have the sole right to remove (with or without case), and to fill vacancies with respect to the director(s) designated by such Person.  Certain actions of Holdings and Holdings GP require approval of a majority of all directors entitled to vote and the approval of at least one director designated by each Designating Party.  In addition, certain other actions of Holdings GP requires the approval of a majority of all directors entitled to vote.

The Holdings GP Agreement provides that Board of Directors of SXE GP (the “SXE GP Board”) shall be seven directors, currently consisting of Jason Downie, Nicholas J. Caruso, Jr., Wallace C. Henderson, Jerry W. Pinkerton, Bruce A. Williamson, Ronald G. Steinhart and David W. Biegler.  So long as (i) Southcross Aggregator is a Designating Party, Southcross Aggregator has the right to designate two (2) directors to serve on the SXE GP Board (one of whom must be an Independent Director (as defined in the Holdings GP Agreement)), (ii) EIG is a Designating Party, EIG shall have the right to designate two (2) directors to serve on the SXE GP Board (one of whom must be an Independent Director), and (iii) the Lenders are a Designating Party, the Lender Majority shall have the right to designate two (2) directors to serve on the SXE GP Board (one of whom must be an Independent Director); provided, however, an Independent Director designated by a Designating Party may be removed at any time by the Designating Party that designated such Independent Director or upon the vote or consent of a majority of the SXE GP Board; provided, further, however, that the Designating Party that designated such removed Independent Director shall have the right to designate an Independent Director to replace the removed Independent Director. The seventh member of the SXE GP Board shall be determined by a vote or consent of a majority of the Independent Directors on the SXE GP Board, provided that solely for the purposes of such vote, the votes of the Independent Director(s) from a single Designating Party shall collectively count as one vote. There shall always be at least three Independent Directors on SXE GP Board and if a Designating Party has forfeited its right to designate directors to serve on the SXE GP Board, the remaining Designating Party(ies) shall determine such forfeited directors, and if the Designating Parties cannot agree on such directors within fifteen (15) Business Days after the deemed resignation of such forfeited directors, the remaining members of the SXE GP Board, by majority vote or consent, shall determine such forfeited directors.

Pursuant to the Holdings LP Agreement, Holdings GP will manage, direct and control Holdings. As provided in the Holdings LP Agreement, certain actions of Holdings requires approval of Holdings GP requiring the approval of a majority of all Directors entitled to vote and the approval of at least one Director designated by each Designating Party.

On March 17, 2016, Holdings and the Issuer entered into an equity cure contribution agreement (the “Equity Cure Agreement”) related to that certain Third Amended and Restated Revolving Credit Agreement, dated as of August 4, 2014, among the Issuer, as borrower, Wells Fargo Bank, N.A. as administrative agent, UBS Securities LLC and Barclays Bank PLC, as co-syndication agents, JPMorgan Chase Bank, N.A., as documentation agent, and the lenders party thereto (as amended, the “Revolving Credit Agreement”).  Under the terms of the Revolving Credit Agreement, the Issuer has the right to cure any default with respect to a financial covenant in the Revolving Credit Agreement by having Holdings purchase equity interests in or make capital contributions to the Issuer that result in proceeds that would satisfy the requirements of such financial covenant.

Pursuant to the Equity Cure Agreement, on March 30, 2016, Holdings contributed from cash on hand $11,884,000 (the “Contribution Amount”) to the Issuer to fund an equity cure in connection with a default with respect to a financial covenant in the Revolving Credit Agreement.  In exchange for the Contribution Amount, Holdings will receive a number of Common Units based on the volume weighted daily average price of a Common Unit, as reported on the New York Stock Exchange, for the 15 consecutive trading days beginning on April 7, 2016, provided that such weighted daily average price will be no less than $0.89 per Common Unit and no greater than $1.48 per Common Unit.  As a result, when the weighted daily average price is determined Holdings will be issued between 13,352,808 and 8,029,729 Common Units.

The descriptions of the Equity Cure Agreement, Drop-Down Contribution Agreement, the Primary Contribution Agreement, and the Company Agreements in this Schedule 13D (collectively, the “Transaction Agreements”) do not purport to be complete descriptions of all of the terms and conditions of each agreement.  The foregoing descriptions are qualified in their entirety by reference to the full text of the Transaction Agreements.

The Transaction Agreements are filed as exhibits to this Schedule 13D only to provide investors with information regarding the terms and conditions of the Transaction Agreements, and not to provide investors with any other factual information regarding SXE or its subsidiaries, or their business or operations.  SXE’s investors should not rely on the representations and warranties in the Transaction Agreements or any descriptions thereof as characterizations of the actual state of facts or condition of SXE or any of its subsidiaries.  Information concerning the subject matter of the representations and warranties in the Transaction Agreements may change after the date of the Transaction Agreements, and such subsequent information may or may not be fully reflected in SXE’s public disclosures or periodic reports filed with the Securities and Commission (the “SEC”).  The Transaction Agreements should not be read alone, but should instead be read in relation with the other information regarding SXE and its subsidiaries, and their businesses and operations, that is or will be contained in, or incorporated by reference into, SXE’s Forms 10-K, Forms 10-Q and other documents that SXE files with or furnishes to the SEC.

Item 7.	Materials to be Filed as Exhibits.

The following exhibits are added to this Schedule 13D by this Amendment No. 5.

Exhibit 1.	Joint Filing Agreement

Exhibit 2.	Third Amended and Restated Agreement of Limited Partnership of Holdings, dated April 13, 2016, by and between EIG, the Lenders and Southcross Aggregator.

Exhibit 3.	Third Amended and Restated Limited Liability Company Agreement of Holdings GP, dated April 13, 2016, by and between EIG, the Lenders and Southcross Aggregator.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2016
TW SOUTHCROSS AGGREGATOR LP,
a Delaware limited partnership

	By:	TW/LM GP Sub, LLC,
its General Partner

	By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TW/LM GP SUB, LLC,
a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TAILWATER ENERGY FUND I LP,
a Delaware limited partnership

By:	TW GP EF-I, LP,
its General Partner

By:	TW GP EF-I GP, LLC,
its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TW GP EF-I, LP,
a Delaware limited partnership

By:	TW GP EF-I GP, LLC,
its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TW GP EF-I GP, LLC,
a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TAILWATER HOLDINGS, LP,
a Delaware limited partnership

By:	TW GP Holdings, LLC,
its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President

TW GP HOLDINGS, LLC,
a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President

TAILWATER CAPITAL LLC,
a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

/s/ Jason H. Downie
Jason H. Downie

/s/ Edward Herring
Edward Herring

APPENDIX 1

The name, principal address and position of the officers and directors, as applicable, of the following entities are as follows:

TW Southcross Aggregator LP
•	No officers or directors
•	TW/LM GP Sub, LLC, is the general partner

TW/LM GP Sub, LLC

Directors and Officers	Position	Present Principal Occupation or Employment and Business Address	Common Units Beneficially Owned
Jason H. Downie	Managing Partner	Managing Partner, Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, TX 75201	(1)
Edward Herring	Managing Partner	Managing Partner, Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, TX 75201	(2)
Brian Blakeman	Vice President, Tax & Finance	Vice President, Tax & Finance of Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, TX 75201	-0-

Tailwater Energy Fund I
•	No officers or directors
•	TW GP EF-I, LP, is the general partner

TW GP EF-I, LP
•	No officers or directors
•	TW GP EF-I GP, LLC, is the general partner

TW GP EF-I GP, LLC

Directors and Officers	Position	Present Principal Occupation or Employment and Business Address	Common Units Beneficially Owned
Jason H. Downie	Managing Partner	Managing Partner, Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, TX 75201	(1)
Edward Herring	Managing Partner	Managing Partner, Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, TX 75201	(2)
Brian Blakeman	Vice President, Tax & Finance	Vice President, Tax & Finance of Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, TX 75201	-0-

Tailwater Capital LLC

Directors and Officers	Position	Present Principal Occupation or Employment and Business Address	Common Units Beneficially Owned
Jason H. Downie	Managing Partner	Managing Partner, Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, TX 75201	(1)
Edward Herring	Managing Partner	Managing Partner, Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, TX 75201	(2)
Brian Blakeman	Vice President, Tax & Finance	Vice President, Tax & Finance of Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, TX 75201	-0-

Tailwater Holdings, LP
•	No officers or directors
•	TW GP Holdings, LLC, is the general partner

TW GP Holdings, LLC

Directors and Officers	Position	Present Principal Occupation or Employment and Business Address	Common Units Beneficially Owned
Jason H. Downie	Vice President	Managing Partner, Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, TX 75201	(1)
Edward Herring	Vice President	Managing Partner, Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, TX 75201	(2)
Brian Blakeman	Vice President	Vice President, Tax & Finance of Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, TX 75201	-0-

(1) See the cover page for Mr. Downie, line 11 of which is incorporated herein by reference.

(2) See the cover page for Mr. Herring, line 11 of which is incorporated herein by reference.